Exhibit 99.1

Qutoutiao Inc. Reports Second Quarter 2019 Unaudited Financial Results

SHANGHAI, China, September 4, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Combined average MAUs[1] reached 119.3 million, representing an increase of 250.2% from 34.1 million in the second quarter of 2018, compared to 111.4 million in the previous quarter.
•	Combined average DAUs[2] reached 38.7 million, representing an increase of 207.6% from 12.6 million in the second quarter of 2018, compared to 37.5 million in the previous quarter.
•	Average daily time spent per DAU was 60.0 minutes, representing an increase of 27.5% from 47.0 minutes in the second quarter of 2018, compared to 62.1 minutes in the previous quarter.
•	Net revenues increased 187.9% year-over-year to RMB1,385.9 million (US$201.9 million), within the Company’s guided range between RMB1,380 million and RMB1,420 million.
•

Net loss was RMB561.3 million (US$81.8 million), compared to net loss of RMB211.8 million in the second quarter of 2018 and net loss of RMB688.2 million in the first quarter of 2019. Net loss margin was 40.5%, compared to 44.0% in the second quarter of 2018 and 61.5% in the first quarter of 2019.

•

Non-GAAP net loss was RMB496.3 million (US$72.3 million), compared to non-GAAP net loss of RMB112.8 million in the second quarter of 2018 and non-GAAP net loss of RMB617.7 million in the first quarter of 2019. Non-GAAP net loss margin was 35.8%, compared to 23.4% in the second quarter of 2018 and 55.2% in the first quarter of 2019.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented,“Despite a weak digital advertising market, we have delivered strong revenue growth driven by user base expansion across our products. As the pioneer of the free-to-read model in online literature, Midu Novels has led this new market segment in both scale and content. Through consistent investment into people and content, Midu Novels has built the best coverage of high quality books among the ‘free-to-read’ peers and a strong editor team that will drive the generation of original content. On the Qutoutiao side, we continue to improve our content quality and enhance our compliance standards and capabilities which are well recognized by regulators.”

“In this quarter, we further improved our efficiency and internal collaboration through modularizing common functionalities, building full function teams, and introducing internal rotation programs for team leaders. I believe this will lay a solid foundation as we continue to upgrade our content offerings, bring more social features to our users and further enhance our monetization in the future. ” Mr. Tan added.

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Second Quarter 2019 Financial Results

Net revenues in the second quarter of 2019 were RMB1,385.9 million (US$201.9 million), an increase of 187.9% from RMB481.4 million in the second quarter of 2018.

Advertising and marketing revenues were RMB1,358.0 million (US$197.8 million) in the second quarter of 2019, a significant increase of 209.2% from RMB439.2 million in the second quarter of 2018, primarily due to increases in the Company’s user base, time spent and ability to monetize user traffic.

Other revenues were RMB27.9 million (US$4.1 million) in the second quarter of 2019, compared to RMB42.2 million in the second quarter of 2018. Other revenues primarily represent revenues from providing agent and platform service between the advertising customers and third-party advertising platforms and online marketing platform services, and the decrease was primarily due to the decrease from agent and platform service.

Cost of revenues were RMB361.4 million (US$52.7 million) in the second quarter of 2019, an increase of 340.6% from RMB82.0 million in the second quarter of 2018, primarily attributable to increases in content procurement costs, bandwidth and IT infrastructure cost and increases in salaries and benefits associated with content management personnel.

Gross profit was RMB1,024.5 million (US$149.2 million) in the second quarter of 2019, an increase of 156.5% from RMB399.4 million in the second quarter of 2018. Gross margin was 73.9%, compared to 83.0% in the second quarter of 2018, the decrease of gross margin was mainly attributable to the growth of our content procurement cost as well as our bandwidth and IT infrastructure cost, as we are enriching our product offerings to include more engaging contents such as short videos, games and live-streaming.

Research and development expenses were RMB221.3 million (US$32.2 million) in the second quarter of 2019, increased 412.1% from RMB43.2 million in the second quarter of 2018, primarily due to an increase in R&D headcount as the Company continuously invests in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB1,321.8 million (US$192.5 million) in the second quarter of 2019, an increase of 178.8% from RMB474.1 million in the second quarter of 2018. Sales and marketing expense as a percentage of net revenues was 95.4%, compared to 98.5% a year ago and 115.9% a quarter ago, the decrease was primarily attributable to our continued efforts in optimizing our loyalty program.

User engagement expenses were RMB449.5 million (US$65.5 million) in the second quarter of 2019, increased by 82.9% year-over-year, primarily due to our enlarged user base. User engagement expenses per DAU per day were RMB0.13 in the second quarter of 2019, a decrease of 40.6% year-over-year and a decrease of 25.8% quarter-over-quarter. The decrease of user engagement expenses per DAU per day was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for Qutoutiao and the absence of such expenses for other products such as Midu Novels.

User acquisition expenses were RMB787.9 million (US$114.8 million) in the second quarter of 2019, an increase of 284.9% year-over-year. User acquisition expenses consist of the costs of both word-of-

mouth referrals and third-party marketing, and the increase was primarily driven by the Company’s continued strategic investments into building user base. User acquisition expenses per new installed user3 in the second quarter of 2019 were RMB6.93, compared to RMB6.21 in the first quarter of 2019 and RMB5.15 in the second quarter of 2018.

Other sales and marketing expenses were RMB84.3 million (US$12.3 million) in the second quarter of 2019, an increase of 257.5% year-over-year, mainly due to an increase in brand campaigns and promotions as we continue to strengthen our brand recognition.

General and administrative expenses were RMB64.1 million (US$9.3 million) in the second quarter of 2019, a decrease of 36.8% from RMB101.5 million in the second quarter of 2018. The decrease was mainly due to the decrease in share-based compensation expenses.

Loss from operations was RMB582.1 million (US$84.8 million) in the second quarter of 2019, compared to RMB219.4 million in the second quarter of 2018. Operating loss margin was 42.0%, compared to 45.6% in the second quarter of 2018.

Non-GAAP loss from operations was RMB517.0 million (US$75.3 million) in the second quarter of 2019, compared to RMB120.4 million in the second quarter of 2018. Non-GAAP operating loss margin was 37.3%, compared to non-GAAP operating loss margin of 25.0% in the second quarter of 2018.

Net loss was RMB561.3 million (US$81.8 million), compared to net loss of RMB211.8 million in the second quarter of 2018 and net loss of RMB688.2 million in the first quarter of 2019. Net loss margin was 40.5%, compared to 44.0% in the second quarter of 2018 and 61.5% in the first quarter of 2019.

Non-GAAP net loss was RMB496.3 million (US$72.3 million), compared to non-GAAP net loss of RMB112.8 million in the second quarter of 2018 and non-GAAP net loss of RMB617.7 million in the first quarter of 2019. Non-GAAP net loss margin was 35.8%, compared to 23.4% in the second quarter of 2018 and 55.2% in the first quarter of 2019.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB564.3 million (US$82.2 million) in the second quarter of 2019, compared to RMB255.8 million in the second quarter of 2018. Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB499.2 million (US$72.7 million) in the second quarter of 2019, compared to RMB156.8 million in the second quarter of 2018.

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB2.21 (US$0.32) in the second quarter of 2019. Non-GAAP basic and diluted net loss per ADS were RMB1.95 (US$0.28) in the second quarter of 2019. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2019, the Company had cash, cash equivalents and short-term investments of RMB 2,287.6 million (US$333.2 million), compared to RMB1,638.3 million as of March 31, 2019. Cash,

[3]	“New installed users” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once cash equivalents and short-term investments includes the US$171 million proceeds from the convertible loan advanced by Alibaba and the US$31 million net proceeds from issuing new shares in the follow-on share offering.

Recent Developments

On August 22, 2019, Shanghai Jifen Culture Communications Co., Ltd., one of the Company’s consolidated entities, was granted an Internet News License (the "License") by the Cyberspace Administration of China (the "CAOC").

Business Outlook

Based on the current market conditions, the Company provides the following outlook reflecting the Company’s preliminary estimates of market and operating conditions, and customer demand:

For the third quarter of 2019, the Company currently expects net revenues to be at a similar level as we have achieved in the second quarter of 2019.

Conference Call

The Company’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on September 4, 2019 (9:00 a.m. Beijing/Hong Kong time on September 5, 2019).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	6847257

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 10, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299
Replay Access Code:	6847257

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP net loss and non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP loss from operations represents loss from operations before share-based compensation expenses; non-GAAP net loss represents net loss before share-based compensation expenses; and non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders represents net loss attributable to Qutoutiao Inc.’s ordinary shareholders before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "fu ture," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.
Oliver Yucheng Chen
E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	2,186,288,246	2,103,479,913
Short-term investments	115,436,080	184,088,800
Accounts receivable, net	203,984,074	410,329,309
Amount due from related parties	-	104,097,946
Prepayments and other current assets	120,365,506	142,508,846
Total current assets	2,626,073,906	2,944,504,814

Non-current assets:
Investments	-	32,498,800
Property and equipment, net	13,929,542	18,799,411
Intangible assets	94,527,598	92,333,723
Goodwill	7,268,330	7,268,330
Right-of-use assets, net[4]	-	64,171,819
Other non-current assets	10,672,141	27,614,520
Total non-current assets	126,397,611	242,686,603
Total assets	2,752,471,517	3,187,191,417

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	131,249,219	261,428,799
Registered users’ loyalty payable	256,661,934	178,912,204
Advance from customer	155,099,317	166,090,687
Salary and welfare payable	43,422,202	73,901,862
Tax payable	101,286,721	92,118,427
Lease liabilities, current[5]	-	32,117,473
Accrued liabilities related to users’ loyalty programs	44,133,812	46,255,061
Accrued liabilities and other current liabilities	379,130,559	487,511,837
Total current liabilities	1,110,983,764	1,338,336,350

Lease liabilities, non-current[6]	-	26,586,966
Convertible loan	-	1,174,616,692
Deferred tax liabilities	23,631,899	22,430,277
Other non-current liabilities	9,686,219	8,419,246
Non-current liabilities	33,318,118	1,232,053,181

[4]

.5.[6] The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases (primarily related to office buildings) with terms more than 12 months.

Total liabilities	1,144,301,882	2,570,389,531

Total redeemable non-controlling interest	96,936,855	130,481,205

Shareholders’ equity
Ordinary shares	41,547	43,141
Treasury stock	-	(102,630,674)
Additional paid-in capital	3,684,130,058	4,031,844,904
Accumulated other comprehensive loss	(16,428,875)	(31,637,042)
Accumulated deficit	(2,153,235,425)	(3,407,814,586)
Total Qutoutiao Inc. shareholders’ equity	1,514,507,305	489,805,743
Non-controlling interest	(3,274,525)	(3,485,062)
Total equity	1,511,232,780	486,320,681

Total liabilities, redeemable non-controlling interest and shareholders’ equity	2,752,471,517	3,187,191,417

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	439,206,884	1,087,178,223	1,358,002,272	669,870,895	2,445,180,495
Other revenue	42,233,643	31,671,630	27,944,539	47,963,837	59,616,169

Net revenues	481,440,527	1,118,849,853	1,385,946,811	717,834,732	2,504,796,664

Cost of revenues	(82,026,600)	(279,192,974)	(361,446,349)	(145,993,211)	(640,639,323)

Gross profit	399,413,927	839,656,879	1,024,500,462	571,841,521	1,864,157,341

Operating expenses:
Research and development expenses	(43,215,540)	(155,383,992)	(221,318,168)	(62,912,378)	(376,702,160)
Sales and marketing expenses	(474,095,711)	(1,296,951,191)	(1,321,768,628)	(836,939,842)	(2,618,719,819)
General and administrative expenses	(101,542,677)	(84,664,699)	(64,147,788)	(193,885,977)	(148,812,487)
Total operating expenses	(618,853,928)	(1,536,999,882)	(1,607,234,584)	(1,093,738,197)	(3,144,234,466)

Other gains-net	-	626,110	637,822	-	1,263,932

Loss from Operations	(219,440,001)	(696,716,893)	(582,096,300)	(521,896,676)	(1,278,813,193)

Interest income(net of interest expense)	4,732,128	12,913,540	8,955,594	5,388,699	21,869,134
Foreign exchange related gains, net	2,889,500	(2,925,080)	390,043	2,098,062	(2,535,037)
Other gains/(loss), net	(11,918)	(2,057,303)	10,838,665	(25,598)	8,781,362

Loss before provision for income taxes	(211,830,291)	(688,785,736)	(561,911,998)	(514,435,513)	(1,250,697,734)
Income tax benefits	-	600,811	600,811	-	1,201,622

Net loss	(211,830,291)	(688,184,925)	(561,311,187)	(514,435,513)	(1,249,496,112)

Net loss attributable to non-controlling interests	-	153,826	56,711	-	210,537
Net loss attributable to Qutoutiao Inc.	(211,830,291)	(688,031,099)	(561,254,476)	(514,435,513)	(1,249,285,575)

Accretion to convertible redeemable preferred shares redemption value	(44,003,718)	(2,273,465)	(3,020,121)	(58,963,543)	(5,293,586)
Deemed dividend to preferred shareholders	-	-	-	(1,916,871)	-

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(255,834,009)	(690,304,564)	(564,274,597)	(575,315,927)	(1,254,579,161)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
Net loss	(211,830,291)	(688,184,925)	(561,311,187)	(514,435,513)	(1,249,496,112)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	(14,062,923)	(37,023,304)	21,815,137	(12,562,130)	(15,208,167)
Total comprehensive loss	(225,893,214)	(725,208,229)	(539,496,050)	(526,997,643)	(1,264,704,279)
Comprehensive loss attributable to non-controlling interests	-	153,826	56,711	-	210,537
Comprehensive loss attributable to Qutoutiao Inc.	(225,893,214)	(725,054,403)	(539,439,339)	(526,997,643)	(1,264,493,742)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(2.62)	(2.79)	(2.21)	(5.93)	(5.00)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	97,656,592	247,358,700	255,563,250	96,953,296	250,737,044
— Diluted	97,656,592	247,358,700	255,563,250	96,953,296	250,737,044

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss from Operations	(219,440,001)	(696,716,893)	(582,096,300)	(521,896,676)	(1,278,813,193)
Add: Share-based compensation expenses
Cost of revenue	851,249	1,656,985	1,629,139	1,429,581	3,286,124
General and administrative	90,632,466	45,429,920	14,208,730	173,840,923	59,638,650
Sales and marketing	2,166,503	7,090,761	11,776,526	3,393,178	18,867,287
Research and development	5,411,653	16,333,114	37,446,655	6,719,793	53,779,769

Non-GAAP Loss from Operations	(120,378,130)	(626,206,113)	(517,035,250)	(336,513,201)	(1,143,241,363)

Net loss	(211,830,291)	(688,184,925)	(561,311,187)	(514,435,513)	(1,249,496,112)
Add: Share-based compensation expenses
Cost of revenue	851,249	1,656,985	1,629,139	1,429,581	3,286,124
General and administrative	90,632,466	45,429,920	14,208,730	173,840,923	59,638,650
Sales and marketing	2,166,503	7,090,761	11,776,526	3,393,178	18,867,287
Research and development	5,411,653	16,333,114	37,446,655	6,719,793	53,779,769

Non-GAAP net loss	(112,768,420)	(617,674,145)	(496,250,137)	(329,052,038)	(1,113,924,282)

Net loss attributable to Qutoutiao Inc.	(211,830,291)	(688,031,099)	(561,254,476)	(514,435,513)	(1,249,285,575)
Add: Share-based compensation expenses
Cost of revenue	851,249	1,656,985	1,629,139	1,429,581	3,286,124
General and administrative	90,632,466	45,429,920	14,208,730	173,840,923	59,638,650
Sales and marketing	2,166,503	7,090,761	11,776,526	3,393,178	18,867,287
Research and development	5,411,653	16,333,114	37,446,655	6,719,793	53,779,769

Non-GAAP net loss attributable to Qutoutiao Inc.	(112,768,420)	(617,520,319)	(496,193,426)	(329,052,038)	(1,113,713,745)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(255,834,009)	(690,304,564)	(564,274,597)	(575,315,927)	(1,254,579,161)
Add: Share-based compensation expenses
Cost of revenue	851,249	1,656,985	1,629,139	1,429,581	3,286,124
General and administrative	90,632,466	45,429,920	14,208,730	173,840,923	59,638,650
Sales and marketing	2,166,503	7,090,761	11,776,526	3,393,178	18,867,287
Research and development	5,411,653	16,333,114	37,446,655	6,719,793	53,779,769

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(156,772,138)	(619,793,784)	(499,213,547)	(389,932,452)	(1,119,007,331)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(1.61)	(2.51)	(1.95)	(4.02)	(4.46)

	For the three months ended			For the six months ended
	June 30	March 31	June 30	June 30	June 30
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	97,656,592	247,358,700	255,563,250	96,953,296	250,737,044
Diluted	97,656,592	247,358,700	255,563,250	96,953,296	250,737,044

QUTOUTIAO INC.

APPENDIX I Non-GAAP Margin Structure

(As % of net revenues, or otherwise noted)

	For the three months ended
	June 30	September 30	December 31	March 31	June 30
	2018	2018	2018	2019	2019
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and Expenses

Cost of revenues	16.9%	15.5%	15.2%	24.8%	26.0%

User engagement	51.1%	49.2%	42.5%	51.9%	32.4%
User acquisition	42.5%	54.5%	56.3%	60.4%	56.9%
Other sales and marketing	4.4%	2.9%	4.1%	3.0%	5.2%
Total sales and marketing expenses	98.0%	106.6%	102.9%	115.3%	94.5%

Research and development	7.9%	7.0%	8.7%	12.4%	13.3%
General and administrative	2.3%	2.4%	2.3%	3.5%	3.6%

Non-GAAP operating loss margin	(25.0%)	(31.6%)	(29.0%)	(56.0%)	(37.3%)

QUTOUTIAO INC.

APPENDIX II  Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	June 30	September 30	December 31	March 31	June 30
	2018	2018	2018	2019	2019
Net revenues	481.4	977.3	1,327.0	1,118.8	1,385.9

User engagement expenses[7]	245.8	481.0	563.3	580.8	449.5
User acquisition expenses[8]	204.7	532.2	746.9	675.3	787.9
Other sales and marketing expenses	23.6	31.8	57.9	40.9	84.3

Total sales and marketing expenses	474.1	1,045.0	1,368.1	1,297.0	1,321.8

Combined Average MAUs (in millions)	34.1	65.2	93.8	111.4	119.3
Combined Average DAUs (in millions)	12.6	21.3	30.9	37.5	38.7
New installed users (in millions)	39.7	88.6	113.6	108.7	113.7

Net Revenues per DAU per day(RMB)	0.42	0.50	0.47	0.33	0.39
User engagement expenses per DAU per day (RMB)	0.21	0.25	0.20	0.17	0.13
User acquisition expenses per new installed user(RMB)	5.15	6.01	6.57	6.21	6.93

[5]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivize word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new registered user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.